SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)

Rivulet Media, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

769666 108
(CUSIP Number)

Daniel D. Crosser
225 12th Street
Manhattan Beach, CA 90266
310-877-1207

(Name, Address and Telephone Number of Peron Authorized to Receive Notices and Communications)

July 29, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769666 108	Page 1 of 3 Pages

1	NAME OF REPORTING PERSONS Daniel D. Crosser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,364,235 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,364,235 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,364,235 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.52%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 769666 108	Page 2 of 3 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value (the “Shares”), of Rivulet Media, Inc., a Delaware corporation (the “Issuer” or “Rivulet”). The address of the principal executive offices of the Issuer is 1206 E. Warner Road, Suite 101-I, Gilbert, Arizona 85296.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by Daniel D. Crosser.

(b)       The residence or business address of Mr. Crosser is 225 12th Street, Manhattan Beach, CA 90266.

(c)        Mr. Crosser’s principal occupation is real estate broker, which he conducts through DC Realty Corp. The address of DC Realty Corp. is 225 12th St., Manhattan Beach, CA 90266.

(d)       Mr. Crosser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)       Mr. Crosser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)       Mr. Crosser is a United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Crosser purchased the Shares reported in this Schedule 13D using personal funds.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares is to make a personal investment.

There are currently no plans or proposals which the reporting persons may have for future transactions that relate to or would result in any of the actions reportable in this Item 4.

Item 5.	Interest in Securities of Issuer.

(a)       The responses of Mr. Crosser to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(b)       The responses of Mr. Crosser to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)       On June 30, 2020, Mr. Crosser elected to convert the outstanding principal amount of $215,000 of a Convertible Promissory Note dated March 24, 2020, executed by Debbie Rasmussen and Klusman Family Holdings LLC as borrowers, into 4,364,235 Shares. Accordingly, on July 6, 2020, 2,182,117 Shares were transferred from Klusman Family Holdings LLC and 2,182,118 Shares were transferred from Debbie Rasmussen to Mr. Crosser.

CUSIP No. 769666 108	Page 3 of 3 Pages

Subsequently, Mr. Crosser subscribed for an additional 6,000,000 Shares at a price of $.05 per Share, which were issued to him on July 29, 2020, and subscribed for an additional 2,000,000 Shares at a price of $.05 per Share, which were issued to him on August 21, 2020. As a result, Mr. Crosser owns a total of 12,364,235 Shares reported on this Schedule 13D.

(d)       To the knowledge of Mr. Crosser, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A – Convertible Promissory Note dated March 24, 2020, executed by Debbie Rasmussen and Klusman Family Holdings, as borrowers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2020

/s/ Daniel D. Crosser
Daniel D. Crosser

EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

$215,000 (the “Principal Amount”)	March 24, 2020

FOR VALUE RECEIVED, Debbie Rasmussen and Klusman Family Holdings (together, “Borrower”), whose address is c/o Rivulet Media, Inc., 1206 East Warner Road, Suite 101-I, Gilbert, Arizona 85296, jointly and severally agree and promise to pay to Dan Crosser, whose address is ____________________ (“Lender”), the sum of Two Hundred Fifteen Thousand Dollars ($215,000.00), plus interest as set forth herein, with such amount payable to Lender at the address set forth above, or at such other place as Lender may designate, in accordance with the following terms and conditions.

1.       Definitions. As used in this convertible promissory note (this “Note”), the following terms, unless the context otherwise requires, have the following meanings:

1.1       “Business Day” means a day other than a Saturday, Sunday, or a day observed as a legal holiday by the United States government or the State of Arizona.

1.2       “Common Stock” means the common stock of the Company.

1.3       “Company” means Rivulet Media, Inc., a Delaware corporation.

1.4       “Conversion Shares” means four million three hundred sixty-four thousand two hundred thirty-five (4,364,235) shares of Common Stock owned by Borrower and to be received upon conversion of this Note pursuant to conversion under Section 4 below.

2.       Maturity.

2.1       Maturity Date. Unless earlier converted pursuant to Section 4 below, the outstanding Principal Amount and all accrued interest on this Note shall be due and payable on June 30, 2020 (the “Maturity Date”).

2.2       Interest. This Note bears interest at the rate of five percent (5%) per annum.

3.       Security. This Note is unsecured.

4.       Elective Conversion. Lender shall have the right, upon providing written notice to Borrower, to convert all, but not less than all, of the then outstanding Principal Amount into the Conversion Shares. If Lender elects to convert this Note into the Conversion Shares, then (a) all accrued interest on the outstanding Principal Amount will be forgiven, (b) Lender shall surrender this Note to Borrower within three (3) Business Days of such notice, and (c) Lender and Borrower shall cooperate with respect to the transfer of Conversion Shares on the books and records of the Company.

5.       Events of Default.

5.1       Event of Default. “Event of Default” means any one or more of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree, or order of any court, or any order, rule or regulation of any administrative or governmental body):

5.1.1       failure by Borrower to pay the outstanding Principal Amount and all accrued but unpaid interest on or before the Maturity Date, and such default is not cured within five (5) days;

5.1.2       any default of any provision of this Note other than a failure to pay addressed by section 5.1.1 above, and such default is not cured within thirty (30) days of the receipt of notice of the default; or

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5.1.3       (i) Borrower commences a case, as debtor, under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or Borrower commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency, or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to Borrower, or (ii) there is commenced a case against Borrower, under any applicable bankruptcy or insolvency laws, as now or hereafter in effect or any successor thereto, which remains undismissed for a period of ninety (90) days; or (iii) Borrower is adjudicated by a court of competent jurisdiction insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or (iv) Borrower suffers any appointment of any custodian, receiver, trustee, or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of ninety (90) days; or (v) Borrower makes a general assignment for the benefit of creditors; or (vi) Borrower shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due.

5.2       Remedies Upon Event of Default.

5.2.1       If any Event of Default occurs, the outstanding Principal Amount plus accrued interest shall become, at Lender’s election, immediately due and payable in cash. Lender need not provide, and Borrower hereby waives, any presentment, demand, protest, or other notice or demands of any kind, and Lender may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.

5.2.2       Alternatively, in the event of an Event of Default, Lender may elect to convert the then outstanding Principal Amount into the Conversion Shares as described in Section 4.

6.       Currency; Payments. All references herein to “dollars” or “$” are to U.S. dollars, and all payments of principal and interest on this Note shall be made in lawful money of the United States of America in immediately available funds. If the date on which any such payment is required to be made pursuant to the provisions of this Note occurs on a Saturday or Sunday or legal holiday observed in the State of Arizona such payments shall be due and payable on the immediately succeeding date which is not a Saturday or Sunday or legal holiday so observed.

7.       Right of Prepayment. Borrower may prepay the Principal Amount and accrued interest of this Note, in whole or in part at any time.

8.       Miscellaneous.

8.1       Time of Essence. Time is of the essence with respect to Borrower’s duties and obligations under this Note.

8.2       Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as though such provision were so excluded and shall be enforceable in accordance with its terms. The parties agree to replace such illegal, void, invalid, or unenforceable provision of this Note with a legal, valid, and enforceable provision that shall achieve, to the extent possible, the economic, business, and other purposes of such illegal, void, invalid or unenforceable provision.

8.3       Attorneys’ Fees and Costs. Each party shall bear its own expenses in connection with the issuance of this Note, provided, however, that if any action at law or in equity is necessary to enforce or interpret the terms of this Note, the prevailing party shall be entitled to its reasonable attorneys’ fees, costs, and disbursements in addition to any other relief to which such party may be entitled.

8.4       Entire Agreement. This Note constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements, and understandings.

8.5       Notices. All notices that Lender or Borrower is required or permitted to give under this Note shall be delivered to the applicable address as set forth in the opening paragraph.

8.6       Successors and Assigns. This Note shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and permitted assigns. Borrower may not voluntarily or involuntarily transfer, convey, or assign this Note, or any of its duties or obligations hereunder, without Lender’s prior written consent, which may be withheld for any reason, or for no reason at all. As used herein, the term “Lender” means and includes the successors and permitted assigns of Lender.

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8.7       Headings. The headings contained herein are for convenience only, do not constitute a part of this Note, and shall not be deemed to limit or affect any of the provisions hereof.

8.8       Governing Law; Jurisdiction and Venue. This Note is to be governed by and interpreted in accordance with the laws of the State of Delaware. Any legal action or proceeding with respect to this Note or any document related hereto shall be brought in Maricopa County, Arizona in any court of competent jurisdiction, and, by execution and delivery of this Note, the Company and Lender hereby accept the jurisdiction and venue of such courts.

8.9       Counterparts. This Note may be executed in one or more counterparts, each of which will be deemed and original and all of which together will constitute one and the same instrument. This Note may be executed by fax or .pdf format.

The Company has caused this Note to be executed as of the date first written above.

BORROWER

/s/ Debbie Rasmussen
Debbie Rasmussen

KLUSMAN FAMILY HOLDINGS

By:	/s/ Aaron Klusman
Aaron Klusman, Owner/Manager

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